
Austrian




05008386

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

May 13, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna


Austrian

May 13, 2005

Ad-hoc Release

AUSTRIAN TAKES OVER AIREST SHARES FROM GATE GOURMET AND LSG

Sole proprietorship means process of selling company off and selecting a suitable partner to begin immediately

Based on the declaration of intent signed by the three proprietors of Airest on 23 December 2004 relating to the purchase of Airest shares by Austrian Airlines from Gate Gourmet Switzerland GmbH (35 %) and LSG Lufthansa Service Europa / Afrika GmbH (30 %), Austrian Airlines today became the sole proprietor of the renowned catering company. The respective companies agreed to keep the precise details of the transaction confidential.

Thomas Kleibl, Chief Financial Officer of Austrian Airlines, issued the following statement on the future perspectives for the company: 'Acquiring the sole proprietorship of Airest has enabled us to achieve the solution we were looking for to the complicated syndicate agreement previously in place at Airest, and to successfully dissolve the complex structures. We equate this step with beginning to reorient this well-positioned and stably managed catering company in terms of both proprietorship and product. Airest has enormous expertise in the airline catering sector, uses the very latest production facilities and employs experienced, highly qualified staff. In every regard, therefore, it is an absolutely exemplary company. Since we do not count passenger catering as being amongst our core businesses, however, we will now begin working to sell the company in the near future or to retain a minority participation in Airest. The ideal partner for us should have the appropriate know-how and gastronomic expertise enabling it to continue providing the Austrian Airlines Group with high-value passenger catering services in future at competitive prices; it should be able to work out potential synergies with our organisation; and it will need to have the foresight necessary to innovatively increase the market opportunities of the company in the fields of airline catering and restaurant and event management on the basis of the orientation of the Austrian Airlines Group towards Central and Eastern Europe. Essentially, we are looking to find a solution in the course of this year which will further increase the competitiveness of the Austrian Airlines Group overall!'

An overview of the strong performance of Airest GmbH...

Airest Restaurant- und Hotelbetriebs GmbH managed to increase its overall revenues by a further 6 % in the financial year 2004 to EUR 70 million. EUR 39.3 million of this was generated in the airline catering sector. The company's result from operating activities in 2004 was EUR 3.1 million, and it expects to see a further increase in this figure in 2005.

The company currently operates subsidiaries in Vienna, Linz, Graz, Klagenfurt and Salzburg, as well as in Bratislava and Ljubljana, and it employs a year-round average of 750 people in Austria. In 2004, the catering team of Airest prepared approximately 6.4 million passenger menus for around 40 national and international airlines, as well as entertaining some 4.3 million guests to meals in the 23 gastronomic outlets located at airports across Austria. Airest is also successfully committed to the business catering and event catering sectors. The Austrian Airlines Group is currently responsible for generating approximately 70 % of the airline catering sales of Airest, and is by far its largest customer in this business sector. Overall, the catering professionals at Airest served around 12.5 million guests in all business sectors in 2004.

Rückfragehinweis: Airest Kommunikation / For further information: Airest Communications Dept.: Mag. Doris Wiesner, Tel: (01) 7007-62082, Fax: (01) 7007-62081, mailto:doris.wiesner@airest.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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